Exhibit 99.1

VIQ Solutions Reports Fourth Quarter and Full Year 2022 Financial Results

PHOENIX, AZ, March 29, 2023 - VIQ Solutions Inc. (“VIQ” or the “Company”) (TSX and Nasdaq: VQS), a global provider of secure, AI-driven, digital voice and video capture technology and transcription services, today reported its unaudited financial results for the fourth quarter and full year ending December 31, 2022. Results are reported in US dollars and prepared in accordance with International Financial Reporting Standards ("IFRS").

“We ended a challenging 2022 with a 48% increase in year over year revenue which 93% is Annual Recurring Revenue (“ARR”)1 and a 53% increase in year over year net new bookings,” said Sebastien Paré, VIQ’s Chief Executive Office. “We delivered on our promise to gradually return to organic growth post pandemic in 2023 and to bring end-to-end workflow technologies to clients around the world to solve key problems like the critical shortage of court reporters and the need to move content securely to the cloud. As our customers find more efficient ways to create and digitize delivery of their evidentiary content, we continue to execute our strategy to extend our Artificial Intelligence (“AI”) to targeted verticals through scale, industry specific content, optimized workflow, and human knowledge.”

“The positive impact our AI-powered, NetScribe™ technology has had in our most mature markets was impressive and underscores the value of VIQ IP. Productivity and efficiency gains reflected in gross margin post migration reached 55.8% in the United States and 61.6% in the United Kingdom. This is a material improvement from the gross margin ranges noted post-acquisition. Australia, representing 53% of our revenue exiting 2022 is scheduled to complete migrations onto the platform in 2023 which will further improve margins.”

Fourth Quarter 2022 Financial Highlights

•	Revenue of $10.2 million, an increase of $2.7 million, or 35%, from the same period in the prior year.
•	Gross profit of $4.8 million, an increase of $1.5 million, or 45%, from the same period in the prior year.
•	Net loss of $2.2 million, a decrease of $1.5 million, from the same period in the prior year.
•	Adjusted EBITDA of negative $1.2 million, a decrease of $0.6 million, or 35%, from the same period in the prior year.

Full Year 2022 Financial Highlights

•	Revenue of $45.8 million, an increase of $14.8 million, or 48%, from the same period in the prior year.
•	Gross profit of $21.9 million, an increase of $7.0 million, or 47%, from the same period in the prior year.
•	Net loss of $8.7 million, a decrease of $11.0 million, or 56%, for the same period in the prior year.
•	Adjusted EBITDA[1] was negative $3.4 million, a decrease $1.5 million, or 31% from the same period in the prior year.

1 Represents a non-IFRS measure. Please refer to the "Non-IFRS Measures" section below and the reconciliation tables at the end of this press release.

On January 13, 2023, the Company entered a senior debt facility with Beedie Investments Ltd. (“Beedie”), pursuant to which Beedie has agreed to advance up to $15 million to the Company (the “Loan”). $12 million of the Loan has been advanced to the Company as an initial advance with an additional $3 million available to the Company to be drawn in subsequent advances in a minimum of $1 million for growth initiatives.

“As macroeconomic headwinds changed, we adjusted our focus, aligning our global resources, conducting a 10% reduction in headcount, and restructured to improve Adjusted EBITDA as we work to evolve into a leaner, more data driven company,” said Alexie Edwards, VIQ Chief Financial Officer. “In January 2023, we refinanced our legacy debt facility eleven months ahead of maturity with a built-in facility for growth initiatives. We believe this facility provides us with the necessary liquidity to support growth.”

Nasdaq

As previously disclosed, on September 27, 2022, the Company received a letter from Nasdaq indicating that the Company was not in compliance with Nasdaq Listing Rule 5550(a)(2) because the closing bid price per share for the Company’s common shares had closed below $1.00 for the previous 30 consecutive business days (the “Bid Price Rule”). The Company was given until March 27, 2023, to regain compliance with the Bid Price Rule.

On March 28, 2023, the Company was granted an additional 180-day grace period, or until September 25, 2023, to regain compliance with the Bid Price Rule following the Company’s notification to Nasdaq that it would seek to implement a reverse stock split, if necessary, to regain compliance with the Bid Price Rule. To regain compliance with the Bid Price Rule and qualify for continued listing on the Nasdaq Capital Market, the minimum bid price per share of the Company’s common shares must be at least $1.00 for at least 10 consecutive business days on or prior to September 25, 2023. If the Company fails to regain compliance during the additional compliance period, then Nasdaq will notify the Company of its determination to delist the Company’s common shares, at which point the Company would have an opportunity to appeal the delisting determination to a Nasdaq Listing Qualifications Panel (the “Panel”), but there can be no assurance that the Panel would grant the Company’s request for continued listing.

Conference Call Details

VIQ will host a conference call and webcast to discuss its fourth quarter and full year 2022 financial results on Thursday, March 30, 2023 at 11:00 AM Eastern Time. The call will consist of updates by Sebastien Paré, VIQ’s CEO, Alexie Edwards, VIQ’s CFO, and Susan Sumner, VIQ’s President and COO, followed by a question-and-answer period.

Investors may access a live webcast of the call on the Company’s website at www.viqsolutions.com/investors or by dialing 1-888-440-4052 (North America toll-free) or +1-646-960-0827 (international) to be connected to the call by an operator using conference ID number 4983233. Participants should dial in at least 10 minutes prior to the start of the call.

A replay of the webcast will be available on the Company’s website through the same link approximately one hour after the conference call concludes.

For additional information:

Media Contact:	Investor Relations Contact:
Laura Haggard	Laura Kiernan
Chief Marketing Officer	High Touch Investor Relations
VIQ Solutions	Phone: 1-914-598-7733
Phone: (800) 263-9947	Email: viq@htir.net

Email: marketing@viqsolutions.com

For more information about VIQ, please visit viqsolutions.com.

About VIQ Solutions

VIQ Solutions is a global provider of secure, AI-driven, digital voice and video capture technology and transcription services. VIQ offers a seamless, comprehensive solution suite that delivers intelligent automation, enhanced with human review, to drive transformation in the way content is captured, secured, and repurposed into actionable information. The cyber-secure, AI technology and services platform are implemented in the most rigid security environments including criminal justice, legal, insurance, government, corporate finance, media, and transcription service provider markets, enabling them to improve the quality and accessibility of evidence, to easily identify predictive insights and to achieve digital transformation faster and at a lower cost.

Forward-looking Statements

Certain statements included in this press release constitute forward-looking statements or forward-looking information (collectively, “forward-looking statements”) under applicable securities legislation. Such forward-looking statements or information are provided for the purpose of providing information about management's current expectations and plans relating to the future. Readers are cautioned that reliance on such information may not be appropriate for other purposes.

Forward-looking statements (typically contain statements with words such as "anticipate", "believe", "expect", "plan", "intend", "estimate", "propose", "project" or similar words, including negatives thereof, suggesting future outcomes or that certain events or conditions “may” or “will” occur. These statements are only predictions. Forward-looking statements in this press release include, but are not limited to statements with respect to the Company’s strategy, improvements to margins, benefits of the Beedie facility, expectations around the Nasdaq delisting and the conference call to discuss the Company’s fourth quarter and full year 2022 results.

Forward-looking statements is based on several factors and assumptions which have been used to develop such statements, but which may prove to be incorrect. Although VIQ believes that the expectations reflected in such forward-looking statements are reasonable, undue reliance should not be placed on forward-looking statements because VIQ can give no assurance that such expectations will prove to be correct. In addition to other factors and assumptions which may be identified in this press release, assumptions have been made regarding, among other things, recent initiatives and that sales and prospects may increase revenue. Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions that have been used.

Forward-looking statements are necessarily based on a number of opinions, assumptions and estimates that while considered reasonable by the Company as of the date of this press release, are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements, including but not limited to the factors described in greater detail in the “Risk Factors” section of the Company’s annual report form on SEC Form 20-F form dated March 31, 2022 and in the Company’s other materials filed with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission from time to time, available at www.sedar.com and www.sec.gov, respectively.

These factors are not intended to represent a complete list of the factors that could affect the Company, however, these factors should be considered carefully. Such estimates and assumptions may prove to be incorrect or overstated. The forward-looking statements contained in this press release are made as of the date of this press release and the Company expressly disclaims any obligations to update or alter such statements or the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law.

VIQ Solutions Inc.

(Expressed in United States dollars, Unaudited)

	Three months ended December 31		Period over Period Change		Year ended December 31		Period over Period Change
	2022	2021	$	%	2022	2021	$	%
Revenue	10,181,580	7,514,421	2,667,159	35	45,843,929	31,046,812	14,797,117	48
Cost of sales	5,416,313	4,232,474	1,183,839	28	23,918,226	16,123,853	7,794,373	48
Gross profit	4,765,267	3,281,947	1,483,320	45	21,925,703	14,922,959	7,002,744	47
	46.8%	43.7%			47.8%	48.1%
Expenses
Selling and administrative expenses	5,897,545	5,111,108	786,437	15	24,526,303	19,119,713	5,406,590	28
Research and development expenses	91,824	274,889	(183,065)	(67)	734,115	1,092,108	(357,993)	(33)
Loss (Gain) on contingent consideration	(27,808)	(265,592)	237,784	(90)	80,071	(332,569)	412,640	(124)
Stock-based compensation	605,343	862,283	(256,940)	(30)	2,779,312	8,495,189	(5,715,877)	(67)
Depreciation	146,766	67,707	79,059	117	579,249	257,099	322,150	125
Amortization	2,289,819	1,102,465	1,187,354	108	5,508,954	4,384,502	1,124,452	26
Interest expense	236,885	334,489	(97,604)	(29)	1,052,618	1,331,100	(278,482)	(21)
Accretion and other financing costs	475,598	211,136	264,462	125	1,231,194	967,106	264,088	27
Loss on extinguishment of debt	-	-	-	100	747,865	-	747,865	100
Gain on revaluation of options	(447,737)	(526,081)	78,344	(15)	(1,511,399)	(1,028,055)	(483,344)	47
Gain on revaluation of RSUs	(104,578)	(123,583)	19,005	(15)	(550,260)	(242,595)	(307,665)	127
Gain on revaluation of the derivative warrant liability	(730,491)	(604,681)	(125,810)	21	(4,255,017)	(1,368,180)	(2,886,837)	211
Restructuring Costs	19,385	37,378	(17,992)	(48)	323,075	432,702	(109,627)	(25)
Impairment of PPE	15,246	-	15,246	100	15,246	-	15,246	100
Business acquisition costs	14,516	356,410	(341,895)	(96)	433,372	539,734	(106,362)	(20)
Other income	(392)	(1,483)	1,091	(74)	(1,291)	(12,003)	10,712	(89)
Foreign exchange (gain) loss	(1,049,277)	99,382	(1,148,659)	1,156	(452,068)	22,130	(474,198)	(2,143)
Loss before income taxes	(2,667,377)	(3,653,880)	986,503	27	(9,315,636)	(18,735,022)	9,419,386	50
Current income tax recovery (expense)	180,071	(40,329)	220,400	(547)	105,256	875	104,381	11,929
Deferred income tax recovery (expense)	319,284	40,416	278,868	690	504,365	(944,602)	1,448,967	(153)
Income tax recovery (expense)	499,355	87	499,268	(573,871)	609,621	(943,727)	1,553,348	165
Net Loss	(2,168,022)	(3,653,793)	1,485,771	41	(8,706,015)	(19,678,749)	10,972,734	56
Adjusted EBITDA (1)	(1,196,294)	(1,838,458)	642,163	35	(3,414,786)	(4,956,293)	1,541,507	31

Weighted average number of common shares outstanding
Basic	23,061,227	29,880,185			31,648,001	26,448,594
Diluted	23,061,227	29,880,185			31,648,001	26,448,594
Net income (loss) per share
Basic	(0.09)	(0.12)			(0.28)	(0.74)
Diluted	(0.09)	(0.12)			(0.28)	(0.74)

1Adjusted EBITDA is earnings before stock-based compensation, depreciation, amortization, interest expense, accretion and other financing expense, loss on extinguishment of debt, gain on revaluation of options, RSUs, and derivative warrant liability, restructuring costs, impairment of PPE, business acquisition costs, other income, foreign exchange (gain) loss, and current and deferred income tax expense (recovery), is a non-IFRS measure. Please refer to the section entitled “Non-IFRS Measures.”

VIQ Solutions Inc.

Consolidated Statements of Financial Position

(Expressed in United States dollars, Unaudited)

	December 31, 2022	December 31, 2021 (Restated)
Assets
Current assets
Cash	$1,657,571	$10,583,534
Trade and other receivables, net of allowance for doubtful accounts	5,305,728	5,594,368
Income tax recoverable	104,670	–
Inventories	37,807	49,557
Prepaid expenses and deposits	2,050,661	2,054,793
Non-current assets	9,156,437	18,282,252
Restricted cash	463,743	303,945
Property and equipment	1,432,133	460,974
Right-of-use assets, net	1,058,600	1,134,493
Intangible assets, net	10,731,917	14,928,984
Goodwill	12,047,048	12,440,557
Deferred tax assets	655,004	464,800
Total assets	$35,544,882	$48,016,005

Liabilities
Current liabilities
Trade and other payables and accrued liabilities	$5,937,880	$5,679,628
Income tax payable	45,212	97,784
Share-based payment liability	31,487	551,201
Derivative warrant liability	290,712	1,862,876
Current portion of long-term debt	8,634,258	1,109,713
Current portion of lease obligations	487,673	287,901
Contract liabilities	1,745,415	1,003,187
Non-current liabilities	17,172,637	10,592,290
Deferred tax liability	868,643	1,224,640
Long-term debt	19,812	11,999,108
Long-term contingent consideration	–	166,603
Long-term lease obligations	718,575	900,868
Other long-term liabilities	1,121,805	1,042,938
Total liabilities	19,901,472	25,926,447

Shareholders' Equity
Capital stock	74,690,527	72,191,764
Contributed surplus	5,892,192	4,842,208
Accumulated other comprehensive income (loss)	(1,214,354)	74,526
Deficit	(63,724,955)	(55,018,940)
Total shareholders’ equity	15,643,410	22,089,558
Total liabilities and shareholders' equity	$35,544,882	$48,016,005

VIQ Solutions Inc.

Consolidated Statements of Loss and Comprehensive Loss

(Expressed in United States dollars, Unaudited)

	Year ended December 31
	2022	2021
Revenue	$45,843,929	$31,046,812

Cost of sales	23,918,226	16,123,853
Gross profit	21,925,703	14,922,959

Expenses
Selling and administrative expenses	24,526,303	19,119,713
Research and development expenses	734,115	1,092,108
Stock-based compensation	2,779,312	8,495,189
Gain on revaluation of options	(1,511,399)	(1,028,055)
Gain on revaluation of RSUs	(550,260)	(242,595)
Gain on revaluation of the derivative warrant liability	(4,255,017)	(1,368,180)
Foreign exchange loss (gain)	(452,068)	22,130
Depreciation	579,249	257,099
Amortization	5,508,954	4,384,502
Interest expense	1,052,618	1,331,100
Accretion and other financing costs	1,231,194	967,106
Loss (gain) on contingent consideration	80,071	(332,569)
Loss on revaluation of conversion feature liability	–	–
Loss on repayment of long-term debt	–	–
Loss on extinguishment of debt	747,865	–
Impairment of goodwill and intangible assets	–	–
Impairment of property and equipment	15,246	–
Restructuring costs	323,075	432,702
Business acquisition costs	433,372	539,734
Other income	(1,291)	(12,003)
Total expenses	31,241,339	33,657,981

Current income tax (recovery) expense	(105,256)	(875)
Deferred income tax (recovery) expense	(504,365)	944,602
Income tax (recovery) expense	(609,621)	943,727
Net loss for the year	$(8,706,015)	$(19,678,749)
Exchange gain (loss) on translating foreign operations	(1,288,880)	153,432
Comprehensive loss for the year	$(9,994,895)	$(19,525,317)

Net loss per share
Basic	(0.28)	(0.74)
Diluted	(0.28)	(0.74)
Weighted average number of common shares outstanding - basic	31,648,001	26,448,594
Weighted average number of common shares outstanding - diluted	31,648,001	26,448,594

VIQ Solutions Inc.

Reconciliation of Non-IFRS Measures

(Expressed in United States dollars) (Unaudited)

The following is a reconciliation of Net Loss to Adjusted EBITDA, the most directly comparable IFRS measure for the periods ended December 31, 2022 and 2021:

	Three months ended December 31		Year ended December 31
(Unaudited)	2022	2021	2022	2021
Net Loss	(2,168,022)	(3,653,793)	(8,706,015)	(19,678,749)
Add:
Depreciation	146,766	67,707	579,249	257,099
Amortization	2,289,819	1,102,465	5,508,954	4,384,502
Interest expense	236,885	334,489	1,052,618	1,331,100
Current income tax (recovery) expense	(180,071)	40,329	(105,256)	(875)
Deferred income tax (recovery) expense	(319,284)	(40,416)	(504,365)	944,602
EBITDA	6,093	(2,149,219)	(2,174,815)	(12,762,321)
Accretion and other financing costs	475,598	211,136	1,231,194	967,106
Loss on repayment of long-term debt	-	-	747,865	-
Gain on revaluation of options	(447,737)	(526,081)	(1,511,399)	(1,028,055)
Gain on revaluation of RSUs	(104,578)	(123,583)	(550,260)	(242,595)
Gain on revaluation of the derivative warrant liability	(730,491)	(604,681)	(4,255,017)	(1,368,180)
Impairment of property and equipment	15,246	-	15,246	-
Restructuring costs	19,385	37,378	323,075	432,702
Business acquisition financing costs	14,516	356,410	433,372	539,734
Other income	(392)	(1,483)	(1,291)	(12,003)
Stock-based compensation	605,343	862,283	2,779,312	8,495,189
Foreign exchange (gain) loss	(1,049,277)	99,382	(452,068)	22,130

Adjusted EBITDA	(1,196,294)	(1,838,458)	(3,414,786)	(4,956,293)

The following is a reconciliation of Technology Services, Support and Maintenance, SaaS and Subscription revenue to ARR, the most directly comparable IFRS measure for the periods ended December 31, 2022 and 2021:

At December 31, 2022 – Reconciliation of 2022 Technology Services, support and maintenance, SaaS, and Subscription revenues to ARR

2022
Technology Services	41,812,479
Support & Maintenance	1,872,620
SaaS	89,692
Subscription	493,845
Add: Client Adjustments	(1,532,468)
Total Annual Recurring Revenue	$42,736,168

At December 31, 2021 – Reconciliation of 2021 Technology Services, support and maintenance, SaaS, and Subscription revenues to ARR

2021
Technology Services	26,676,738
Support & Maintenance	1,772,203
SaaS	65,187
Subscription	189,359
Add: The Transcription Agency Revenue Jan 1 – Oct 1, 2021	1,083,415
Add: Auscript Revenue Jan 1 – Dec 13, 2021	10,163,719
Add: Client Adjustments	8,684,589
Total Annual Recurring Revenue	$48,635,210

Non-IFRS Measures

The Company prepares its financial statements in accordance with IFRS. Non-IFRS measures are used by management to provide additional insight into our performance and financial condition. We believe non-IFRS measures are an important part of the financial reporting process and are useful in communicating information that complements and supplements the consolidated financial statements. Adjusted EBITDA and ARR are not a measure recognized by IFRS and does not have standardized meanings prescribed by IFRS. Therefore, Adjusted EBITDA and ARR may not be comparable to similar measures presented by other issuers. Investors are cautioned that Adjusted EBITDA should not be construed as an alternative to net income (loss) as determined in accordance with IFRS.

This news release also includes certain measures which have not been prepared in accordance with IFRS such as Adjusted EBITDA. To evaluate the Company’s operating performance as a complement to results provided in accordance with IFRS, the term “Adjusted EBITDA” refers to net income (loss) before earnings for stock-based compensation, depreciation, amortization, interest expense, accretion and other financing expense, (gain) loss on revaluation of options, (gain) loss on revaluation of restricted share units, gain (loss) on revaluation of derivative warrant liability, restructuring costs, (gain) loss on revaluation of conversion feature liability, loss on repayment of long-term debt, business acquisition costs, impairment of goodwill and intangibles, other expense (income), foreign exchange (gain) loss, current and deferred income tax expense. We believe that the items excluded from Adjusted EBITDA are not connected to and do not represent the operating performance of the Company.

We believe that Adjusted EBITDA is useful supplemental information as it provides an indication of the results generated by the Company’s main business activities prior to taking into consideration how those activities are financed and taxed as well as expenses related to stock-based compensation, depreciation, amortization, impairment of goodwill and intangibles, other expense (income), and foreign exchange (gain) loss. Accordingly, we believe that this measure may also be useful to investors in enhancing their understanding of the Company’s operating performance.

ARR is the annualized equivalent value of the 1- Software Support Maintenance (SSM), 2- Software Subscriptions 3- SaaS and 4- Technology Services revenue of all existing contracts as of the date being measured. This excludes non-recurring revenue from implementation, support, and maintenance fees. The majority of our Editing Services contracts are volumes based. Accordingly, our calculation of ARR assumes that the clients will renew the contractual commitments on a periodic basis as those commitments come up for renewal. A portion of the contract renewals are through a competitive tender process. Contracts agreements may be subject to contract value increases upon renewal reflecting both inflationary increases and the additional value and added products and services provided by our solutions. ARR is not adjusted for the impact of any projected future client cancellations, loss of renewals, service upgrades or downgrades or price increases or decreases.

We use ARR as a measure of our revenue trend and an indicator of our future revenue opportunity from existing recurring client contracts.

We believe that this measure provides a fair real-time measure of performance in a volume and subscription-based environment. ARR provides us with the visibility for consistent and predictable growth to our cash flows. Our total revenue growth coupled with increasing ARR indicates the continued strength in the expansion of our business and will continue to be our focus on a go-forward basis.

Trademarks

This press release includes trademarks, such as “aiAssist”, “NetScribe” and “FirstDraft”, which are protected under applicable intellectual property laws and are the property of VIQ. Solely for convenience, our trademarks referred to in this news release may appear without the ® or TM symbol, but such references are not intended to indicate, in any way, that we will not assert our rights to these trademarks, trade names and services marks to the fullest extent under applicable law. Trademarks which may be used in this press release, other than those that belong to VIQ, are the property of their respective owners.